EX-99.g.1.B
Appendix B

Custody Agreement

This Appendix B to the Custody Agreement dated October 30, 1995, as amended, between UMB Bank, n.a. and Scout Funds, is amended and restated, effective September 29, 2011, to indicate that the series of Scout Funds listed below are covered by the Custody Agreement, and Scout Funds agrees, on behalf of each such series, to be bound by all terms and conditions in said agreement and any amendments thereto.

Scout Stock Fund
Scout Mid Cap Fund
Scout Small Cap Fund
Scout TrendStar Small Cap Fund
Scout International Fund
Scout International Discovery Fund
Scout Global Equity Fund
Scout Core Bond Fund
Scout Core Plus Bond Fund
Scout Unconstrained Bond Fund

SCOUT FUNDS
/s/ Andrew J. Iseman
By: Andrew J. Iseman
Title: President

UMB BANK, N.A.
/s/ Bonnie L. Johnson
By: Bonnie L. Johnson
Title: Vice President